

OFFERING MEMORANDUM

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SwanDiveTucson

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	SwanDiveTucson
State of Organization	AZ
Date of Formation	01/05/2021
Entity Type	Limited Liability Company
Street Address	1846 E Innovation Park Dr # 100, Oro Valley AZ, 85755
Website Address	

(B) Directors and Officers of the Company

Key Person		Eric Ferrone
Position with the Company	Title	Founder
	First Year	2021
Other business experience (last three years)		• **Operating Partner -** Oversaw all operations of a bar/restaurant in Chicago IL.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Eric Ferrone	100%

(D) The Company's Business and Business Plan

SwanDive Concept Description

SwanDive, whose name was designed to fit a multi-concept venue, Swan Market | Dive Bar was created to fit a new need in populated cities. The market concept will consist of inviting natural finishes with a décor that welcomes the all- day customer getting work done, as well as serve an all day/night fast-casual menu with something for everyone. If you are focused on your project and don't want to leave you there will be no need. Have breakfast, lunch, dinner and everything in between. SwanDive will be known for its lifestyle vibe, one-of-a kind interactive décor, ease of ordering and deluxe convenience.

SwanDive will be a modern take on a lifestyle market fulfilling the needs of the all-day customer providing a relaxing atmosphere suitable for young professionals looking to wrap up work outside the office..... But once that work is finished SwanDive carries a business in the front, party in the back mentality.

Literally sneak away for a cold one through our speakeasy "Cooler" door into an area where you thought drinks were only stored....not served!!

From the time you walk in the door until the time you leave, you'll be met with surprises. Even when exiting from our Dive's patio you'll arrive at our pizza To-Go "Windough" serving slices and pies for when you're on the run on the way out or just craving a late-night snack.

Aside from the everyday market items, food, drinks or lounge areas SwanDive goes even further for building residents providing our "Room Service" delivery as well as Amazon service counter integration as an additional feature. If you live in the building one way or another SwanDive will be of service to you.

Our Concept

SwanDive was created to fit a new multi-concept need in mixed use communities. The concept consists of both the welcoming Swan Market with natural finishes and fresh fast-casual menu, as well as the SwanDive's speakeasy dive bar vibe for a true "business in the front, party in the back" mentality.

- Decor // SwanDive will be known for its one-of-a-kind, interactive lifestyle decor
- Menu // Have breakfast, lunch and dinner (and everything in between) with easy ordering and deluxe convenience
- "Room Service" // Aside from the everyday market and nightlife dive bar, SwanDive will also offer "room service" to the residents in the community

Our Mission

SwanDive plans on innovating not only the market/bar business, but also shift perception of what a residential amenity can be with a fresh new hybrid concept. With a solid managerial and operational base, SwanGive plans on expanding a becoming a top-grossing brand in many top tier markets.

The Team

Eric Ferrone, Operating Partner

Eric Ferrone has been involved in all aspects of the service industry throughout his entire life. Like the rest of the team Eric has spent time operating in all facets of the industry, many of his years with this team. Eric has had a part with national concepts such as American Junkie, El Hefe and Bottled Blonde between 2009-2019. Most recently, Eric was an Operational Partner at Bottled Blonde in Chicago where he and his partners transformed a former sushi restaurant into one of the highest volume restaurant / bars in Chicago. Eric's mindset has always been suited for managing the team and creating opportunity. Understanding how to create meaningful relationships within the surrounding community helps maintain a strong and healthy work environment. Working in an industry of throwing parties he knows how to seamlessly blend both aspects of having fun and running a business subsequently creating a healthy work environment and culture that resonates with the staff. This is directly transferred to the customers by means of a memorable or enjoyable experience which drives repeat business.

Edward Oakes, Operating partner

Edward Oakes spent almost 20 years in the bar / restaurant industry in operations alone. He has worked nearly every position from dishwasher starting in the mid 90's moving on to hold every position along the way to now operating partner in 2020, working in the Scottsdale, Chicago and Dallas markets. Before and during his time working in bar / restaurant operations, he received his degree in Architectural Technology and has worked full time as a draftsman for both architecture firms and interior designers, prior to that he worked as a carpenter in residential construction. This combination eventually led to providing design and building services to the venues he would operate at night, along with neighboring venues. Edward has a very unique skill set most teams don't have in the understanding of functional layout designs not only from the service standpoint of the employees but also from the perspective of a builder and designer. He has been involved in numerous restaurant / bar builds and openings throughout the country, bridging the gap between what work contractors normally would not perform and what it takes to have a supremely functional and efficient space. He understands the areas that become maintenance issues and can be proactive in the solution. Aside from the necessities Edward enjoys collaborating with the team on creating new and innovative ways to help the party along whether that's through props, presentation material, interactive customer pieces, or anything that brings life to the party.

Trent Quintanilla, Managing partner

Trent Quintanilla carries twenty years of excellence in food service, bar operations and business management. A self driven individual who, through the passion and love for this industry, learned every aspect of running a successful establishment. Trent has experience in all departments of the business from sales and marketing, creating menu design, as well as hosting corporate events and building relationships. He's hired, trained, and coached staff members on customer service skills, food and beverage knowledge as well as health and safety standards, creating cross training programs ensuring front of the house staff members were able to perform confidently and effectively in all positions. He remembers the lessons he learned along the way, instilling good habits that have become standard. Bartending has taught him how to keep a clean and organized bar that offers excellent drinks. His past experience in fine dining has given him innovative ideas on how to create high end hospitality in any bar or restaurant environment. Providing a family culture and creating high moral work environments, holding others to do the job to the best of their abilities has always been of utmost importance. Trent will never shy away from rolling his sleeves and doing what needs to be done to help any others and the business. His passion for this industry has not withered over the years, only grown.

Our Location

The OLIV building, where SwanDive resides, is located adjacent to the heart of University of Arizona campus, the main nightlife, retail shops, and the StreetCar Station. Not only will we be able to market to the 605 residents above us, but we will also be able to promote within our Partner CORE Spaces' other residential towers, all located in close proximity to SwanDive. These properties include:

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	April 7, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Build Out	$70,500	$100,580
Mainvest Compensation	$4,500	$6,420
TOTAL	$75,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 0.7%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.48%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 0.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	0.5%
$83,000	0.6%
$91,000	0.6%
$99,000	0.6%
$107,000	0.7%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	30
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	all
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Eric Ferrone	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

SwanDive forecasts the following milestones:

- Secure lease in [City, State] by [Month, Year].
- Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]
- Achieve [$X] revenue per year by [Year].
- Achieve [$Y] profit per year by [Year].

No operating history

SwanDive was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$4,110,483	$4,316,007	$4,531,807	$4,758,397	$4,996,317
Cost of Goods Sold	$1,116,351	$1,172,168	$1,230,776	$1,292,314	$1,356,929
Gross Profit	$2,994,132	$3,143,839	$3,301,031	$3,466,083	$3,639,388
EXPENSES					
Labor	$514,156	$539,864	$566,857	$595,200	$624,960
Controllable Expense	$199,560	$199,560	$199,560	$199,560	$199,560
Non-Controllable Expense	$425,314	$398,484	$368,862	$342,659	$321,872
Operating Profit	$1,855,102	$2,005,931	$2,165,752	$2,328,664	$2,492,996

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V